FOR IMMEDIATE RELEASE

(US dollar release)

ENTERRA ENERGY REPORTS RECORD RESULTS IN FIRST QUARTER

Earnings Increase by over 80%

Calgary, AB-May 13, 2005 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported its financial results for the quarter ended March 31, 2005.

All amounts in this news release, except volumes, are expressed in US dollars.  All revenue, expenses and cash flow amounts have been originally prepared under Canadian GAAP in Canadian dollars.  These items were then translated into US dollars using average exchange rates for each quarter (Q1, 2005 = 1.2248 and Q1, 2004=1.31796). Balance sheet information was translated using a rate of 1.30180 at March 31, 2004 and at 1.2165 March 31, 2005.

Summarized financial and operational data (in 000’s except for volumes and per unit amounts)
	March 31 2005	March 31 2004	Change
Production information
Oil production (boe per day)	5,744	5,216	10%
Gas production (mcf per day)	6,125	6,358	-4%
Total production (boe per day)	6,765	6,276	8%

Financial information
Revenue	$24,534	$16,425	49%
Cash flow from operations	$12,131	$7,206	68%
Cash flow per unit	$0.46	$0.33	40%
Net earnings	$3,583	$1,948	84%
Net earnings per unit	$0.14	$0.09	51%
Distributions paid out during quarter	$10,859	$5,941	83%
Distributions as a percentage of cash flow	89.52%	82.43%	9%
Total bank debt at March 31	$29,205	$26,942	8%
Average US/CDN exchange rate during quarter	1.22	1.32	-7%

Operating information (on a per boe basis)
Average price received per bbl of oil	$42.10	$27.35	54%
Average price received per mcf of natural gas	$5.03	$4.97	1%
Average price received combined per boe	$40.30	$27.77	45%
Operating costs per boe	$9.08	$6.40	42%
G & A expenses per boe (cash portion of G & A)	$2.34	$0.97	141%
Operating netbacks per boe	$20.69	$12.66	63%

“BOEs [or ‘McfGEs’ or other applicable units of equivalency] may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl[or ‘An McfGE conversion ratio of 1 bbl: 6 Mcf’] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead”.

“Revenue, cash flow and earnings were all at record levels due mostly to the increase in commodity prices,” said Reg Greenslade, President and CEO of Enterra.  “We paid out over US$10 million in distributions or approximately 90% of our cash flow during the quarter.”

(more)

Enterra Energy Trust News Release

May 13, 2005

Enterra’s revenue increased by 49% in Q1, 2005 to $24.5 million and cash flow from operations was up 68% to $12.1 million.  Net earnings increased 84% to $3.5 million.  Oil production was up 10% in Q1, 2005 to 5,744 bbl/d while gas production decreased 4% to 6.1 mmcf/d.  Oil prices increased 54% to $42.10/bbl while gas prices increased 1% to $5.03/mcf.  “The increase in commodity prices more than offset the increase in operating and general and administrative costs in the first quarter, stated Reg Greenslade.  “Operating costs were up as a result of two acquisitions in our core area of Provost with inherently high operating cost area.  We anticipate reducing the operating costs in this area as we fully integrate these acquisitions with our existing properties.  General and administrative expenses were up substantially due in part to significant audit and consulting costs at year-end resulting from the departure of key officers as previously announced.  The Trust also incurred a number of one time annual charges in the first quarter.”

Rocky Mountain Gas, Inc.

The previously announced acquisition of Rocky Mountain Gas, Inc. was expected to close May 1, 2005.  This closing has been delayed due to tax structuring issues and is now expected to close on July 1, 2005.

“We have dedicated considerable resources to evaluating development and exploratory lands suitable for joint venture arrangements whereby Enterra will retain a carried interest,” added Mr. Greenslade.  “As per our business plan, we anticipate further growth throughout 2005 as we enhance the growth potential of the trust by farming out undeveloped lands to development partners while retaining carried interest in the new production resulting from additional development.”

Enterra’s current distribution level is US$0.15 per unit, paid monthly on the 15th of the month.

Conference Call

Management will also host a conference call on Friday, May 13, 2005 at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss the 2005 first quarter results, recent corporate news and the outlook for the Company. Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software. If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

In addition, Enterra’s 2004 annual report has been filed and is available for viewing on the Company’s website at www.enterraenergy.com.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company contacts:

Investor Relations Counsel:

Enterra Energy Trust

The Equity Group

Reg Greenslade, President and CEO

Linda Latman (212) 836-9609

Telephone (403) 213-2507

Rob Greenberg (212) 836-9611

Fax (403) 444-0100

www.theequitygroup.com

www.enterraenergy.com